UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                            The Penn Traffic Company
                            ------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    707832309
                                    ---------
                                 (CUSIP Number)


                          Bay Harbour Management, L.C.
                          885 Third Avenue, 34th Floor
                            New York, New York 10022
                                 (212) 371-2211
                  ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                FEBRUARY 14, 2007
                                -----------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.707832309


________________________________________________________________________________
1    Name of Reporting Persons       Bay Harbour Management, L.C.
     I.R.S. Identification Nos. of above persons (entities only)



________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions)


     OO
________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(D) or 2(E)
     [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     Florida

________________________________________________________________________________
                  7    Sole Voting Power
                  ______________________________________________________________
Number of         8    Shared Voting Power              1,912,992
                  ______________________________________________________________
Shares Bene-      9    Sole Dispositive Power
                  ______________________________________________________________
ficially Owned    10   Shared Dispositive Power         1,912,992

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person   1,912,992

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
     [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)    23.1%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)           IA

________________________________________________________________________________

CUSIP No.707832309


________________________________________________________________________________
1    Name of Reporting Persons       Bay Harbour Master Ltd. (1)
     I.R.S. Identification Nos. of above persons (entities only)



________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions)


     OO
________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(D) or 2(E)
     [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     Cayman Islands

________________________________________________________________________________
                  7    Sole Voting Power
                  ______________________________________________________________
Number of         8    Shared Voting Power      1,347,000
                  ______________________________________________________________
Shares Bene-      9    Sole Dispositive Power
                  ______________________________________________________________
ficially Owned    10   Shared Dispositive Power 1,347,000

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person   1,347,000

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
     [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)    16.3%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)           IV

________________________________________________________________________________

(1) The Reporting Person is an investment fund advised by Bay Harbour Management, L.C. (the "Investment Manager") and currently holds 1,347,000 shares of the Issuer's Common Stock. The Reporting Person may be deemed to be the beneficial owner of the shares, and may be deemed to share voting and investment control with the Investment Manager. The Reporting Person may also be deemed to be part of a group with the Investment Manager and with other entities and accounts advised by the Investment Manager which, together with the 1,347,000 shares of the Issuer's Common Stock held by the Reporting Person, hold an aggregate of 1,912,992 shares of the Issuer's Common Stock.

CUSIP No.707832309


________________________________________________________________________________
1    Name of Reporting Persons       Trophy Hunter Investments, Ltd. (2)
     I.R.S. Identification Nos. of above persons (entities only)



________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions)


     OO
________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(D) or 2(E)
     [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     Cayman Islands

________________________________________________________________________________
                  7    Sole Voting Power
                  ______________________________________________________________
Number of         8    Shared Voting Power              441,457
                  ______________________________________________________________
Shares Bene-      9    Sole Dispositive Power
                  ______________________________________________________________
ficially Owned    10   Shared Dispositive Power         441,457

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person   441,457

________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
     [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)    5.3%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)           IV

________________________________________________________________________________


(2) The Reporting Person is an investment fund advised by Bay Harbour Management, L.C. (the "Investment Manager") and currently holds 441,457 shares of the Issuer's Common Stock. The Reporting Person may be deemed to be the beneficial owner of the shares, and may be deemed to share voting and investment control with the Investment Manager. The Reporting Person may also be deemed to be part of a group with the Investment Manager and with other entities and accounts advised by the Investment Manager which, together with the 441,457 shares of the Issuer's Common Stock held by the Reporting Person, hold an aggregate of 1,912,992 shares of the Issuer's Common Stock.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 5 ("AMENDMENT NO. 5") to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on August 24, 2006, as amended by Amendment No. 1 filed on October 6, 2006, Amendment No. 2 filed on October 27, 2006, Amendment No. 3 filed on December 19, 2006 and Amendment No. 4 filed on January 19, 2007 with respect to the Common Stock, par value $0.01 per share (the "COMMON STOCK") of The Penn Traffic Company, a Delaware corporation (the "ISSUER"). The address of the executive offices of the Issuer is 1200 State Fair Boulevard, Syracuse, New York, 13221-4737.

         Certain terms used but not defined in this Amendment No. 5 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 5 as follows:

ITEM 2.  IDENTITY AND BACKGROUND

         (a-f) This Schedule 13D is being filed by Bay Harbour Management L.C. (the "INVESTMENT MANAGER"), Bay Harbour Master Ltd. ("BHM"), and Trophy Hunter Investments, Ltd. ("THI", and together with the Investment Manager and BHM, the "REPORTING PERSONS"). The directors, executive officers and control persons of the Investment Manager and of the general partner of THI are Steven A. Van Dyke, Douglas P. Teitelbaum, and John D. Stout. The general partner of THI is Bay Harbour Holdings, LLC.

         Steven A. Van Dyke, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Managing Principal of the Investment Manager. Douglas P. Teitelbaum, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Principal of the Investment Manager. John D. Stout, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Principal of the Investment Manager.

         Bay Harbour Holdings, LLC, a Delaware limited liability company, is the general partner of THI and has a business address of 885 Third Avenue, New York, NY 10022.

         The Investment Manager is a Florida limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, with a business address of 885 Third Avenue, New York, NY 10022.

         BHM is an investment fund managed by the Investment Manager and is a Cayman Islands exempted company with its registered office located at c/o Fortis Prime Fund Solutions (Cayman) Limited, Grand Pavilion Commercial Centre, 802 West Bay Road, P.O. Box 2003 GT, Grand Cayman, Cayman Islands.

         THI is an investment fund managed by the Investment Manager and is a Florida limited partnership with its registered office at 10124 Foxhurst Court, Orlando, FL 32836, and a business address of 885 Third Avenue, New York, NY 10022.

         During the past five years, none of the Reporting Persons (nor any of Bay Harbour Holdings, LLC, Messrs. Van Dyke, Teitelbaum or Stout) have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the $10,171,203 used to purchase the Common Stock on February 14, 2007 and the funds used by the Investment Manager to make all previous purchases of the Common Stock were various investment funds and accounts, including BHM and THI (each a "FUND" and collectively, the "FUNDS"), managed on a discretionary basis by the Reporting Person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Amendment No. 5, BHM beneficially owns 1,347,000 shares of Common Stock and THI beneficially owns 441,457 shares of Common Stock. Including the holdings of BHM and THI, the Investment Manager beneficially owns an aggregate of 1,912,992 shares of Common Stock (the "SHARES"). The Investment Manager shares voting and dispositive power with each of BHM and THI over their respective holdings, and shares voting and dispositive power over the remaining shares held by the other Funds with such other Funds, to the extent of each of their holdings. As of February 16, 2007, the Shares represented 23.1% of the approximate total 8,279,800 shares of Common Stock outstanding as previously reported by the Issuer. Other than BHM and THI, none of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

         (b) The Investment Manager and BHM share voting and dispositive power over the 1,347,000 shares of Common Stock held directly by BHM. The Investment Manager and THI share voting and dispositive power over the 441,457 shares of Common Stock held directly by THI. The Investment Manager shares voting and dispositive power with each of the remaining Funds with respect to such Funds' individual holdings, which are an aggregate of 124,535 shares.

         (c) On February 14, 2007, the Investment Manager, on behalf of the Funds, acquired a total of 607,236 shares of Common Stock in one transaction in the OTC market at a price of $16.75 per share. BHM was allocated 479,967 of these shares, and THI was allocated 107,269 of these shares.

         (d) Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         By virtue of the relationships between the Investment Manager and the Funds, as described in Item 2, the Investment Manager and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Amendment No. 5, the Investment Manager expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any of the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that the Investment Manager is a beneficial owner of any such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  1        Joint Filing Agreement dated February 16, 2007.

                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: February 16, 2007              Bay Harbour Management, L.C.


                                        /s/ KURT CELLAR
                                     ----------------------------------
                                     Name:  Kurt Cellar
                                     Title: Partner


                                     Bay Harbour Master Ltd.


                                        /s/ KURT CELLAR
                                     ----------------------------------
                                     Name:  Kurt Cellar
                                     Title: Partner of the Investment Manager


                                     Trophy Hunter Investments, Ltd.


                                        /s/ KURT CELLAR
                                     ----------------------------------
                                     Name:  Kurt Cellar
                                     Title: Partner of the Investment Manager

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         Bay Harbour Management L.C., Bay Harbour Master Ltd. and Trophy Hunter Investments, Ltd., in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.


Date: February 16, 2007              Bay Harbour Management, L.C.


                                        /s/ KURT CELLAR
                                     ----------------------------------
                                     Name:  Kurt Cellar
                                     Title: Partner


                                     Bay Harbour Master Ltd.


                                        /s/ KURT CELLAR
                                     ----------------------------------
                                     Name:  Kurt Cellar
                                     Title: Partner of the Investment Manager


                                     Trophy Hunter Investments, Ltd.


                                        /s/ KURT CELLAR
                                     ----------------------------------
                                     Name:  Kurt Cellar
                                     Title: Partner of the Investment Manager